UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Caesars Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

12768T103

(CUSIP Number)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Global, LLC 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: Ronald Cami

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12768T103	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS Hamlet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,063,316 (See Items 3, 4 and 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 90,063,316 (See Items 3, 4 and 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,063,316 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO

* The calculation is based on 135,771,882 shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Caesars Acquisition Company, a Delaware corporation (the “Issuer”), outstanding as of November 18, 2013 as reported by the Issuer in Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2013.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.001 per share, of the Issuer. The principal executive offices of the Issuer are at One Caesar’s Palace Drive, Las Vegas, Nevada, 89109.

Item 2. Identity and Background

This Schedule 13D is filed by Hamlet Holdings LLC, a Delaware limited liability company (“Holdings”). The address of the principal office of Holdings is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Holdings is principally engaged in the business of investing in the Common Stock and the common stock of Caesars Entertainment Corporation (the “Caesars Entertainment Common Stock”), and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Delaware. Holdings is controlled by certain individuals affiliated with Apollo Management, L.P. (“Apollo”) and with TPG Group Holdings (SBS) Advisors, Inc. (“TPG Group Advisors”).

The members of Holdings include Leon Black, Joshua Harris and Marc Rowan, each of whom is affiliated with Apollo (collectively, the “Apollo Members”) and David Bonderman and James G. Coulter, each of whom is affiliated with TPG Group Advisors (collectively, the “TPG Members” and, together with the Apollo Members, the “Members”). The Members have the full and exclusive right to manage Holdings and the consent of at least one Apollo Member and one TPG Member is required for all decisions by or on behalf of Holdings.

The principal occupations of each of Messrs. Black, Harris and Rowan is to act as the managers, as well as serving as executive officers, of Apollo Management Holdings GP, LLC, and other related investment managers and investment advisors.

The present principal occupation of David Bonderman is President of TPG Group Advisors and officer, director or manager of other affiliated entities. The present principal occupation of James G. Coulter is Senior Vice President of TPG Group Advisors, and officer, director or manager of other affiliated entities.

The principal business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019, and each is a citizen of the United States. The principal business address of each of Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Suite, Suite 3300, Fort Worth, Texas 76102, and each is a citizen of the United States.

During the last five years, neither Holdings nor, to the knowledge of Holdings, any of the Members (i) has been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 21, 2013, Caesars Entertainment Corporation (“Caesars Entertainment”) distributed to each holder of Caesars Entertainment Common Stock as of the record date (October 17, 2013), at no charge, non-transferable subscription rights to purchase up to an aggregate of 136,880,221 shares of Common Stock, at a price of $8.64 per whole share (the “Basic Subscription Rights”). Each holder of Caesars Entertainment Common Stock as of the record date received one Basic Subscription Right for each full share of Caesars Entertainment Common Stock owned by such holder, which entitled its holder to purchase from the Issuer one share of Common Stock or retain such Basic Subscription Right. Additionally, holders who fully exercised all of their basic Subscription Rights were also given the opportunity to subscribe for a portion of any shares of Common Stock that other holders of the Basic Subscription Rights did not purchase through exercise of such Basic Subscription Rights or otherwise retain (the “Over-subscription Privilege”).

On October 21, 2013, Apollo Hamlet Holdings, LLC (“Apollo Hamlet Holdings”), Apollo Hamlet Holdings B, LLC (“Apollo Hamlet Holdings B” and, together with Apollo Hamlet Holdings, the “Apollo Entities”), TPG Hamlet Holdings, LLC (“TPG Hamlet Holdings”), TPG Hamlet Holdings B, LLC (“TPG Hamlet Holdings B” and, together with TPG Hamlet Holdings, the “TPG Entities”) exercised their Basic Subscription Rights in full to purchase an aggregate of $457.8 million of Common Stock, and the Issuer distributed an aggregate of 52,990,608 shares of Common Stock to the Apollo Entities and TPG Entities (the “Initial Closing”).

On or prior to November 2, 2013, Co-Invest Hamlet Holdings B, LLC (“Co-Invest B”), and Co-Invest Hamlet Holdings, Series LLC (“Co-Invest Series” and, together with Co-Invest B, the “Co-Invest Entities” and, together with the Apollo Entities and TPG Entities, the “Sponsors”) exercised their Basic Subscription Rights to purchase an aggregate of $291.3 million of Common Stock. In addition, Co-Invest B, the Apollo Entities and the TPG Entities applied to exercise their Over-subscription Privileges to purchase additional shares of Common Stock, subject to availability and the terms of the offering.

The offering of Common Stock to holders of subscription rights closed on November 18, 2013 (the “Rights Offering Closing”). In connection with the Rights Offering Closing, the Issuer distributed an aggregate of 33,716,398 additional shares of Common Stock to the Co-Invest Entities with respect to their Basic Subscription Rights and an aggregate of approximately $29.0 million, or 3,356,310 additional shares, of Common Stock to the Sponsors with respect to their exercise of the Over-subscription Privileges.

The Sponsors entered into an irrevocable proxy with Holdings, dated October 21, 2013 (the “Irrevocable Proxy”), in respect of all of the shares of Common Stock to be delivered to the Sponsors in the Initial Closing and the Rights Offering Closing. Pursuant to the Irrevocable Proxy, each of the Sponsors irrevocably constituted and appointed Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote all of the shares of Common Stock held by that entity at any meeting (and any adjournment or postponement thereof) of the Issuer’s stockholders, and in connection with any written consent of the Issuer’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the shares of Common Stock held by such Sponsors, if, as and when so determined in the sole discretion of Holdings. Upon the sale, transfer or other disposition (including pursuant to the consummation of a public offering) of any shares of Common Stock held by any of the Sponsors, the shares of Common Stock that are sold, transferred or otherwise disposed of shall be released from the Irrevocable Proxy.

Holdings acquired beneficial ownership of the Common Stock held by the Sponsors pursuant to the Irrevocable Proxy, which did not involve the payment of any cash consideration to, by or on behalf of Holdings.

The references to and descriptions of the Irrevocable Proxy set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of such document, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is hereby incorporated herein by reference.

Voting Rights Agreement

The Sponsors, Holdings, Caesars Entertainment and the Issuer entered into an omnibus voting agreement (the “Voting Rights Agreement”) dated October 21, 2013, pursuant to which, in the event that any meeting of the stockholders of either Caesars Entertainment or the Issuer is called to seek approval for any action in connection with the Call Right (as defined below), Holdings agrees to appear at any such meeting and cause the shares under their beneficial ownership to be voted in favor of granting any approval required or necessary for consummation of the Call Right (other than the election to require Caesars Entertainment to acquire the Issuer’s Common Stock in lieu of voting units of Caesars Growth Partners, LLC (“CGP”), as described below).

The Voting Rights Agreement also provides that the board of directors of the Issuer (the “Board”) will consist of seven directors: two of whom (the “Apollo Directors”) are to be designated by the Apollo Members; two of whom (the “TPG Directors”) are to be designated by the TPG Members; and three of whom are to be jointly appointed by the Apollo Members and TPG Members. The chairman of the Board will be designated by mutual agreement of the TPG Directors and the Apollo Directors.

The Apollo Members and the TPG Members each have the sole right to remove and replace their respective designees with or without cause at any time, and each such designee’s appointment as a member of the Board shall immediately terminate upon such removal. If as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there exists or occurs any vacancy on the Board, the Apollo Members or TPG Members, as the case may be, who are entitled to designate such director pursuant to the Voting Rights Agreement may designate another person to be a member of the Board. Under the terms of the Voting Rights Agreement, the right of the TPG Members and the Apollo Members to appoint directors to the Board shall terminate upon (i) the unanimous consent of the TPG Entities and the Apollo Entities or (ii) the Sponsors holding less than 50% of the outstanding shares of Common Stock.

In addition, the Voting Rights Agreement provides that certain actions by the Company shall require Board approval and that any action by the Board shall require the approval of at least one Apollo Director and one TPG Director. The Voting Rights Agreement also restricts the transfer of the Common Stock held by the Sponsors, other than to certain permitted transferees or subject to certain tag-along and drag-along rights.

CGP Operating Agreement

The Issuer is the managing member and sole holder of all of the voting units of CGP, and Caesars Entertainment, indirectly through two of its subsidiaries, is the sole holder of the non-voting units of CGP, as set forth in the amended and restated limited liability company agreement of CGP by and among the Issuer and such subsidiaries of Caesars Entertainment (the “CGP Operating Agreement”), dated October 21, 2013 (the “Effective Date”).

Call Right

As set forth in the Issuer’s Certificate of Incorporation and the CGP Operating Agreement, after the third anniversary of the Effective Date, in certain circumstances, Caesars Entertainment and/or its subsidiaries will have the right, which may be assigned to any of its affiliates or to any transferee of all non-voting units of CGP held by Caesars Entertainment, to acquire all or a portion of the voting units of CGP, or at the election of the Issuer and subject to approval of the Issuer’s stockholders, the shares of Common Stock not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time (the “Call Right”). At Caesars Entertainment’s option, the consideration for such purchase will be cash or shares of Caesars Entertainment Common Stock valued at market value, net of customary market discount and expenses; provided, that the cash portion will not exceed 50% of the total consideration in any exercise of the Call Right. The purchase price will be the fair market value of the voting units of CGP (or shares of the Issuer’s Common Stock) at such time based on an independent appraisal, subject to (i) a minimum purchase price equal to the capital contribution in respect of such units plus a 10.5% per annum return on such capital contribution, or (ii) a maximum purchase price equal to the capital contribution in respect of such units plus a 25% per annum return on such capital contribution, in either case, taking into account prior distributions (other than tax distributions) with respect to such units.

The Call Right may be exercisable in part by Caesars Entertainment up to three times, but until the Call Right is exercised in full, any voting units of CGP (or shares of the Common Stock) acquired by Caesars Entertainment will be converted into non-voting units (or non-voting shares of the Issuer’s Class B Common Stock (the “Class B Common Stock”)). Additionally, the Call Right may only be exercised by Caesars Entertainment and/or its subsidiaries if, at the time of such exercise, (w) Caesars Entertainment and the Issuer enter into a resale registration rights agreement with respect to the shares of Caesars Entertainment Common Stock used as all or a portion of the purchase consideration in connection with the exercise of the Call Right, (x) the Caesars Entertainment Common Stock (i) is registered with the Commission, (ii) is listed for trading and trades on a national securities exchange, and (iii) issuable upon exercise of the Call Right will represent, in the aggregate, not more than one half of the total Caesars Entertainment’s Common Stock issued and outstanding after giving effect to the exercise of the Call Right, (y) Caesars Entertainment has a minimum liquidity of $1.0 billion and a maximum net debt leverage ratio of 9.00 to 1.00, and (z) no event of default has occurred and is in effect under any financing agreement of Caesars Entertainment or its subsidiaries. Further, in the event that a stockholder vote of Caesars Entertainment is required in connection with the exercise of the Call Right, receipt of affirmative approval of such vote will be a condition to the exercise of the Call Right. In addition, a majority of the independent directors of the board of directors of Caesars Entertainment must approve the exercise of the Call Right by Caesars Entertainment and/or its subsidiaries. The Call Right will be transferable to a transferee that also receives a transfer of all the non-voting units of CGP, and exercisable by the transferee upon the same terms and conditions (including the same consideration in the form of Caesars Entertainment Common Stock) as apply to Caesars Entertainment and its subsidiaries.

Liquidation Right

Following the fifth anniversary of the Effective Date and until the eighth year and six month anniversary of the Effective Date, the Board will have the right to cause a liquidation of CGP, including the sale or winding up of CGP, or other monetization of all of its assets and the distribution of the proceeds remaining after satisfaction of all liabilities of CGP to the holders of CGP’s units according to the waterfall described in the CGP Operating Agreement. On the eighth year and six month anniversary of the Effective Date (unless otherwise agreed by Caesars Entertainment and the Issuer), if the Board has not previously exercised its liquidation right, CGP shall, and the Board shall cause CGP to, effect a liquidation.

The structure pursuant to which CGP and its subsidiaries will effect a liquidating distribution, sale of CGP and its subsidiaries, or other similar transaction that provides liquidity to the holders of CGP and its subsidiaries’ units as described above will be determined by a special-purpose liquidation committee that will include representatives from Caesars Entertainment and the Issuer. In connection with any liquidation of CGP and its subsidiaries, the Issuer will have an approval right over any sale or other monetization of assets of CGP and its subsidiaries that would not exceed the greater of (x) the book value of CGP, and (y) the value of CGP as determined by an appraiser selected by the Issuer.

Registration Rights

Pursuant to the registration rights agreement by and among the Issuer, CGP, certain subsidiaries of Caesars Entertainment and the Sponsors, dated October 21, 2013 (the “Registration Rights Agreement”), on and after the fifth anniversary of the Effective Date, to the extent that the shares of Common Stock held by the Sponsors are deemed control and/or restricted securities, the Sponsors will have the right to have all of such Common Stock registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to demand and shelf registration rights with respect to such Common Stock.

Holdings currently beneficially owns the Common Stock for investment purposes, and will review on a continuing basis its investment in the Issuer and will take such actions with respect to its investment as it deems appropriate in light of circumstances existing from time to time.

Other than as described above, neither Holdings nor, to the best knowledge of Holdings, without independent verification, any of the Members, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Holdings may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, Holdings may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The references to and descriptions of the Voting Rights Agreement, the CGP Operating Agreement, the Certificate of Incorporation and the Registration Rights Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of each such document, which are included as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 135,771,882 shares of Common Stock outstanding as of November 18, 2013 as reported by the Issuer in Exhibit 99.1 to the Form 8-K filed with the Commission on November 18, 2013.

The Sponsors directly hold of record an aggregate of 90,063,316 shares of Common Stock, which constitute approximately 66.3% of the shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the shares of Common Stock held of record by the Sponsors are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares.

Messrs. Bonderman and Coulter are officers and sole shareholders of TPG Group Advisors, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is (i) the general partner of TPG V Hamlet AIV, L.P., a Delaware limited partnership, which is the managing member of TPG Hamlet Holdings, and (ii) the managing member of TPG Hamlet Holdings B.

Messrs. Black, Harris and Rowan serve as the managers of Apollo Hamlet Holdings B and Apollo Hamlet Holdings. Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI”), is the sole member of Apollo Hamlet Holdings B. Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), is the general partner of AIF VI. AIF VI Management, LLC, a Delaware limited liability company (“AIF VI Management”), is the general partner of Management VI. Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), is the general partner of Apollo Management. Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP,” and together with Management VI, AIF VI Management, Apollo Management, Management GP and Management Holdings, the “Apollo Management Entities”), is the general partner of Management Holdings.

TPG GenPar V and Management VI are also the managing members of each of Co-Invest B and Co-Invest Series.

The Sponsors, TPG Group Advisors, AIF VI, Apollo Management Entities and Messrs. Black, Bonderman, Coulter, Harris and Rowan disclaim beneficial ownership of the shares of Common Stock included in this report and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.

(c) Except as disclosed herein, Holdings has not, and, to the best knowledge of Holdings, none of the Members has effected any transactions in the shares of Common Stock in the past 60 days.

(d) To the best knowledge of Holdings, no person other than the Sponsors and their respective affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Holdings identified in this Item 5.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1	Form of Irrevocable Proxy, dated as of October 21, 2013, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 10.26 to the Issuer’s Amendment No. 4 to the Registration Statement on Form S-1, filed on October 11, 2013).
2	Omnibus Voting Agreement, dated as of October 21, 2013, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC, Caesars Entertainment Corporation and Caesars Acquisition Company (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on October 24, 2013).
3	Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 24, 2013).
4	Certificate of Incorporation of Caesars Acquisition Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, filed on May 10, 2013).
5	Registration Rights Agreement, dated as of October 21, 2013, by and among Caesars Acquisition Company, Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc., Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 24, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013

By: /s/ Laurie D. Medley

Laurie D. Medley, as attorney-in-fact,
pursuant to the Power of Attorney granted to
Ms. Medley as set forth in the Remarks to
the Form 3 filed by Hamlet Holdings LLC
on February 7, 2008, which is incorporated
by reference herein.

INDEX TO EXHIBITS
Exhibit 1	Form of Irrevocable Proxy, dated as of October 21, 2013, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 10.26 to the Issuer’s Amendment No. 4 to the Registration Statement on Form S-1, filed on October 11, 2013).
Exhibit 2	Omnibus Voting Agreement, dated as of October 21, 2013, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC, Caesars Entertainment Corporation and Caesars Acquisition Company (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on October 24, 2013).
Exhibit 3	Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 24, 2013).
Exhibit 4	Certificate of Incorporation of Caesars Acquisition Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, filed on May 10, 2013).
Exhibit 5	Registration Rights Agreement, dated as of October 21, 2013, by and among Caesars Acquisition Company, Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc., Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 24, 2013).